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                                  UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 16)

                                  NYMAGIC, INC.
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                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
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                         (Title of Class of Securities)

                                    629484106
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                                 (CUSIP Number)

                                February 14, 2001
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             (Date of Event Which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 629484106
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1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

         Mark W. Blackman
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                      (a)  [  ]
                                                      (b)  [  ]
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3.       SEC USE ONLY


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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
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                           5.       SOLE VOTING POWER

                                    1,809,076 shares
                           ---------------------------------------------------
         NUMBER OF         6.       SHARED VOTING POWER
          SHARES
       BENEFICIALLY                 170,000 shares
         OWNED BY          ---------------------------------------------------
           EACH            7.       SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                    1,809,076 shares
           WITH            ---------------------------------------------------
                           8.       SHARED DISPOSITIVE POWER

                                    170,000 shares
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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,809,076
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10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)
                                                                      [X]
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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         19.8%
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12.      TYPE OF REPORTING PERSON (See Instructions)

         IN
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Amendment No. 16 to Schedule 13G reflects the following transactions by the
Reporting Person:

Item 1(a).        Name of Issuer:  No Change.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                        330 Madison Avenue
                        New York, NY  10017

Item 2(a).        Names of Persons Filing:

                        Mark W. Blackman


Item 2(b).        Address of Principal Business Office:

                        330 Madison Avenue
                        New York, NY  10017

Item 2(c).        Citizenship:  United States of America

Item 2(d).        Title of Class Securities:  No change

Item 2(e).        CUSIP Number:  No Change.

Item 3. If this statement is filed pursuant to Rules 13-1(b), or 13d-2(b), check whether the person filing is a:

                  (a)  [  ]   Broker or Dealer registered under Section 15 of
                              the Securities Exchange Act of 1934 (the "Act").
                  (b)  [  ]   Bank as defined in Section 3(a)(6) of the Act.
                  (c)  [  ]   Insurance Company as defined in Section 3(a)(19)
                              of that Act.
                  (d)  [  ]   Investment Company registered under Section 8 of
                              the Investment Company Act of 1940.
                  (e)  [  ]   Investment Adviser registered under Section 203 of
                              the Investment Advisers Act of 1940.
                  (f)  [  ]   Employee Benefit Plan, Pension Fund which is
                              subject to the provisions of the Employee
                              Retirement Income Security Act of 1974 or
                              Endowment Fund; see Rule 13d-1(b)(1)(ii)(F) of the
                              Act.
                  (g)  [  ]   Parent Holding Company, in accordance with Rule
                              13d-1(b)(ii)(G) of the Act.
                  (h)  [  ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(H)
                              of the Act.

                                            No change.

Item 4.  Ownership

                  (a)      Amount beneficially owned:

                           Mark W. Blackman owns of record 1,809,076 shares of Common Stock.

                           Mr. Blackman may also be deemed to beneficially own shares as guardian of minors, together owning of record 110,000 shares of Common Stock, and spouse of Deborah Blackman, owning 60,000 shares of Common Stock, and may be deemed to have the power to vote 170,000 shares of Common Stock. Mr. Blackman disclaims beneficial ownership of such 170,000 shares.

                  (b)      Percent of Class:

                           Mr. Blackman owns of record 19.8% of the Common Stock; in addition Mr. Blackman could be deemed to be a beneficial owner of shares as guardian of minors, together owning of record 110,000 shares of Common Stock, and spouse




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                           of Deborah Blackman, owning 60,000 shares of Common
                           Stock; beneficial ownership of such 170,000 shares of Common Stock would constitute beneficial ownership of an additional 1.9% of the Issuer's Common Stock, and Mr. Blackman's total beneficial ownership would be 21.6%. Mr. Blackman disclaims beneficial ownership of such 170,000 shares.

                           The foregoing percentages are based on the 9,157,526 shares of Common Stock reported by the Company to be outstanding as of October 1, 2000.

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or direct the vote:

                                    1,809,076 shares;

                  (ii)     shared power to vote or to direct the vote:

                                    Mark W. Blackman, as guardian of minors, together owning of record 110,000 shares of Common Stock, and spouse of Deborah Blackman, owning 60,000 shares of Common Stock may be deemed to share the power to vote 170,000 shares of Common Stock. Mr. Blackman disclaims beneficial ownership of such 170,000 shares.

                  (iii) sole power to dispose or to direct the disposition of:

                                    1,809,076 shares;

                  (iv) shared power to dispose or to direct the disposition of:

                                    Mark W. Blackman, as guardian of minors, together owning of record 110,000 shares of Common Stock, and spouse of Deborah Blackman, owning 60,000 shares of Common Stock may be deemed to share the power to dispose or direct the disposition of 170,000 shares of Common Stock. Mr. Blackman disclaims beneficial ownership of such 170,000 shares.

Item 5.  Ownership of Five Percent or Less of a Class:  No Change.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                  No change.

Item 7. Identification and Classification of the subsidiary which acquired the Security being reported on by the Parent Holding Company:

                  No change.

Item 8. Identification and Classification of the subsidiary which acquired the Security being reported on by the Parent Holding Company:

                  No change.

Item 9.  Notice of Dissolution of Group:  No change.

Item 10. Certification: No change.






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                                   SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in the statement is true, complete and correct.


Date: February 9, 2001

                                                 /s/ MARK W. BLACKMAN
                                                 --------------------
                                                     Mark W. Blackman






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